                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)


                              Insilco Corporation
                               (Name of Issuer)

                   Common Stock (Par Value $.001 Per Share)
                        (Title of Class of Securities)

                                   457659704
                                (CUSIP Number)

                           David J. Greenwald, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                              New York, NY 10004
                                (212) 902-1000


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 13, 1997
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

                               Page 1 of 7 pages

CUSIP NO. 457659704


1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Water Street Corporate Recovery Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group

                                                (a) / /

                                                (b) / /

3. SEC Use Only

4. Source of Funds

   OO; WC

5. Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
                                                / /

6. Citizenship or place of Organization

   Delaware

   Number of    7    Sole Voting Power
     Shares            -0-
  Beneficially  8    Shared Voting Power
    Owned By            1,847,878
      Each      9    Sole Dispositive Power
   Reporting           -0-
     Person    10    Shared Dispositive Power
      With
                        1,847,878

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    1,847,878
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares
                                              / /

13. Percent of Class Represented by Amount in Row (11)

    44.6%
14. Type of Reporting Person

    PN



                               PAGE 2 OF 7 PAGES

CUSIP NO. 457659704


1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   The Goldman Sachs Group, L.P.

2. Check the Appropriate Box if a Member of a Group

                                                (a) / /

                                                (b) / /

3. SEC Use Only

4. Source of Funds

   WC

5. Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
                                                / /

6. Citizenship or place of Organization

   Delaware

   Number of    7    Sole Voting Power
     Shares            334
  Beneficially  8    Shared Voting Power
    Owned By            1,847,878
      Each      9    Sole Dispositive Power
   Reporting           334
     Person    10    Shared Dispositive Power
      With
                        1,847,878

11. Aggregate Amount Beneflcially Owned by Each Reporting
    Person

    1,848,212
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares
                                              / /

13. Percent of Class Represented by Amount in Row (11)

    44.6%
14. Type of Reporting Person

    HC; PN



                               PAGE 3 OF 7 PAGES

CUSIP NO. 457659704


1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Goldman, Sachs & Co.

2. Check the Appropriate Box if a Member of a Group

                                                (a) / /

                                                (b) / /

3. SEC Use Only

4. Source of Funds

   WC

5. Check Box if Disclosure of Legal Proceedings is

   Required Pursuant to Items 2(d) or 2(e)
                                                /X/

6. Citizenship or place of Organization

   Delaware

   Number of    7    Sole Voting Power
     Shares            -0-
  Beneficially  8    Shared Voting Power
    Owned By            1,847,878
      Each      9    Sole Dispositive Power
   Reporting           -0-
     Person    10    Shared Dispositive Power
      With
                        1,847,878

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    1,847,878
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares
                                              / /

13. Percent of Class Represented by Amount in Row (11)

    44.6%
14. Type of Reporting Person

    BD; PN; IA



                               PAGE 4 OF 7 PAGES

                              AMENDMENT NO. 8 TO
                                 SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                              INSILCO CORPORATION

        Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby file this Amendment No. 8 (this "Amendment No. 8") to the statement on
Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 7 thereto dated August 14, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in Schedule 13D.

        This Amendment No. 8 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons, which change resulted solely from an increase in the number of shares of Common Stock outstanding.

-------------
* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.


                               PAGE 5 OF 7 PAGES

Item 4 is hereby amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

        As of the date hereof, Water Street has no current plans or proposals which relate or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects and their interest in, and intentions with respect to, the Company. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate, to acquire further shares of Common Stock or other securities of the Company, to sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or to take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. To the knowledge of the Reporting Persons, each of the persons listed on
Schedule I hereto may make the same evaluation and may make the same reservation.

Item 5 is hereby amended as follows:


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, Water Street beneficially owns an aggregate of 1,847,878 shares of Common Stock, including 64,000 shares of Common Stock issuable upon the exercise of options (32,000 shares at an exercise price of $17 per share and 32,000 shares at an exercise price of $30 per share). Such options were issued pursuant to the Company's nonemployee director stock incentive plan. Based upon the foregoing, Water Street beneficially owns approximately 44.6% of the Common Stock reported by the Company to be outstanding as of November 10, 1997 (as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

        As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 1,847,878 shares of Common Stock, including the 64,000 shares of Common Stock issuable upon the exercise of options, owned by Water Street, representing in the aggregate approximately 44.6% of the outstanding Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

        (c) No transactions in the Common Stock were effected by Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, during the sixty-day period from September 14, 1997 through November 18, 1997.



                               PAGE 6 OF 7 PAGES

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WATER STREET CORPORATE RECOVERY
                                        FUND I, L.P.

                                        By:  Goldman, Sachs & Co.,
                                             its general partner


                                             By: /s/ Richard A. Friedman
                                                 -----------------------
                                                 Name: Richard A. Friedman
                                                 Title: Managing Director


                                        GOLDMAN, SACHS & CO.

                                        By:  /s/ Richard A. Friedman
                                             -----------------------
                                             Name: Richard A. Friedman
                                             Title: Managing Director


                                        THE GOLDMAN SACHS GROUP, L.P.

                                        By: The Goldman Sachs Corporation,
                                            its general partner

                                            By: /s/ Richard A. Friedman
                                                -----------------------
                                                Name: Richard A. Friedman
                                                Title: Executive Vice
                                                         President

Dated: November 21, 1997


                               PAGE 7 OF 7 PAGES